SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                            Pride International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    74153Q102
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                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 Common Shares through his indirect influence over Hemen, the shares of which are held in a trust (the "Trust"). The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 Common Shares through his indirect influence over Hemen, the shares of which are held in the Trust. The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

Explanatory Note

The sole purpose of this Amendment No. 3 to the Schedule 13D is to amend the citizenship of certain directors of C.K. Limited.

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D/A is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (iv) C.K. Limited, a Jersey company.

Seadrill, Hemen, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons."

Hemen is the principal shareholder of Seadrill. Mr. Fredriksen may be deemed indirectly to have influence over Hemen and is the Chairman, President and a Director of Seadrill. C.K. Limited also indirectly controls Hemen and is the trustee of the Trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen       Chairman and President       Mr. Fredriksen's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place,
                                                   14Par-la-Ville Road, Hamilton
                                                   HM 08, Bermuda. Mr.
                                                   Fredriksen is also the
                                                   Chairman, Chief Executive
                                                   Officer, President and
                                                   Director of Frontline Ltd.,
                                                   an international shipping
                                                   company engaged primarily in
                                                   transporting crude oil and
                                                   oil products. Mr. Fredriksen
                                                   is a citizen of Cyprus.

Tor Olav Troim        Director and Vice            Mr. Troim's principal
                      President                    business address is c/o Ship
                                                   Finance International
                                                   Limited, 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Mr. Troim also
                                                   serves as a Director and the
                                                   Chief Executive Officer of
                                                   both Ship Finance
                                                   International Limited, an
                                                   international shipping
                                                   company primarily engaged in
                                                   the ownership and operation
                                                   of vessels and offshore
                                                   related assets, and Golden
                                                   Ocean Group Ltd., a Bermuda
                                                   based drybulk shipping
                                                   company. Mr. Troim is a
                                                   citizen of Norway.

Kate Blankenship      Director                     Ms. Blankenship's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms.
                                                   Blankenship also serves as a
                                                   Director of Frontline Ltd.,
                                                   Golar LNG Ltd., Ship Finance
                                                   International Limited,
                                                   Knightsbridge Tankers Limited
                                                   and Golden Ocean Group
                                                   Limited. Ms. Blankenship is a
                                                   citizen of the United
                                                   Kingdom.

Kjell E Jacobsen      Director                     Mr. Jacobsen's principal
                                                   business address is c/o
                                                   Energy Ventures AS,
                                                   Kongsgardbakken 1, 4005
                                                   Stavanger Norway. Mr.
                                                   Jacobsen also serves as a
                                                   partner in Energy Ventures
                                                   AS. Mr. Jacobsen was chief
                                                   executive officer of Seadrill
                                                   Management AS from 2005
                                                   until2008. Mr. Jacobsen is a
                                                   citizen of Norway.

Kathrine Fredriksen   Director                     Ms. Fredriken's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms. Fredriksen
                                                   also serves as an employee of
                                                   Arcadia Petroleum, an oil
                                                   trading company, and has
                                                   served as a director of
                                                   Frontline Ltd., since
                                                   February, 2008. Ms.
                                                   Fredriksen is a citizen of
                                                   Norway.

Alf C. Thorkildsen    Chief Executive Officer      Seadrill Management AS is a
                      President of Seadrill        wholly-owned subsidiary of
                      Management AS                Seadrill, and its principal
                                                   business is the commercial
                                                   management of Seadrill's
                                                   subsidiaries, including the
                                                   chartering and insurance of
                                                   its assets. Mr.Thorkildsen's
                                                   principal business address is
                                                   c/o Seadrill Management AS,
                                                   Finnestadveien 28, Stavanger,
                                                   Norway. Mr. Thorkildsen is a
                                                   citizen of Norway.

Trond Brandsrud       Chief Financial Officer of   Mr. Brandsrud's principal
                      Seadrill Management AS       business address is c/o
                                                   Seadrill Management AS,
                                                   Finnestadveien 28, Stavanger,
                                                   Norway. Mr. Brandsrud is a
                                                   citizen of Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas   Director    Mr. Hannas' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Hannas is a citizen of
                                        Cyprus.

Kyriakos Kazamias           Director    Mr. Kazamias' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Kazamias is a citizen of
                                        Cyprus.

Costas Pallaris             Director    Mr. Pallaris' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Pallaris is a citizen of
                                        Cyprus.

(iii) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas       Director      Mr. Hannas' principal business
                                              address is Deana Beach
                                              Apartments, Block 1, 4th Floor,
                                              Promachon Eleftherias Street,
                                              Ayios Athanasios, CY - 4103
                                              Limassol, Cyprus. Mr. Hannas is a
                                              citizen of Cyprus.

Timothy Nichloas Scott Warren   Director      Mr. Warren's principal business
                                              address is Channel House, Green
                                              Street, St Helier, Jersey JE2
                                              4UH.  Mr. Warren is a citizen of
                                              Jersey.

Charles Guy Malet de Carteret   Director      Mr. Carteret's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Carteret is a citizen of Jersey.

Simon Paul Alan Brewer          Director      Mr. Brewer's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Brewer is a citizen of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.
--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - Forward Contract dated August 26, 2009.*

Exhibit C - Forward Contract dated August 31, 2009.*

* Previously filed.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: September 21, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

SK 25542 0002 1030769